February 5, 2020

Michael Stubblefield
President and Chief Executive Officer
Avantor, Inc.
Radnor Corporate Center
Building One, Suite 200
100 Matsonford Road
Radnor, PA 19087

       Re: Avantor, Inc.
           Draft Registration Statement on Form F-1
           Submitted January 30, 2020
           CIK No. 0001722482

Dear Mr. Stubblefield:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Gabor at 202-551-2544 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:    Joseph Kaufman